Withdrawal Request

December 20, 2020

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ada D. Sarmento

	Re:	Rapid Nutrition PLC
Request for Withdrawal of Registration Statement on Form 20-F
File No. 001-39764

Ladies and Gentlemen:

On December 4, 2020, Rapid Nutrition PLC (the “Company”) initially filed Registration Statement No. 001-39764 on Form 20-F (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement until such time it appoints a PCAOB registered Auditor to audits its accounts in accordance PCAOB standards. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact Simon St Ledger, Chief Executive Officer, at sas@rnplc.com or (+617) 3200-4222.

Very truly yours,

RAPID NUTRITION PLC

By:	/s/ Simon St Ledger
Name:	Simon St Ledger
Title:	Director & CEO